March 20, 2019

VIA EDGAR and EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

Re:	Acceleration Request for Shepherd’s Finance, LLC
Registration Statement on Form S-1 (File No. 333-224557)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Shepherd’s Finance, LLC (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 9:00 A.M. (EST) on March 22, 2019 or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Michael K. Rafter of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, at (404) 322-6627.

Very truly yours,

Shepherd’s Finance, LLC

By:	/s/ Daniel M. Wallach
Daniel M. Wallach
Chief Executive Officer